UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.


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          In the Matter of                   CERTIFICATE PURSUANT
                                                     TO
                                                   RULE 24
     SYSTEM ENERGY RESOURCES, INC.

          File No. 70-7604

 (Public Utility Holding Company Act of 1935)
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           This is to certify, pursuant to Rule 24 under the
Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by System Energy Resources, Inc. ("SERI") in its Application-Declaration, as amended, in the above file, as amended, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission (the "Commission") with respect thereto dated February 21, 1989, and the supplemental orders of the Commission dated February 23, 1989 and July 7, 1989.

           On February 13, 1998, the SERI executed a Letter Consent Agreement with River Fuel Funding Company #3, Inc. (the "RFFC") consenting to the issuance by RFFC of $25,000,000 Intermediate Term Secured Notes, 6.44% Series C due February 15, 2001 (the "Series C Notes"). SERI also executed Supplemental Instructions to the United States Trust Company of New York, as Trustee ("Trustee") under the Trust Agreement dated as of February 22, 1989, among Morgan Guaranty Trust Company of New York, as Trustor, the Trustee and SERI authorizing the Trustee to cause RFFC to enter into a Secured Note Agreement with the Purchasers named therein for the sale of the Series C Notes.

           Attached hereto and incorporated by reference are the constituent documents to the transaction in definitive form.


          Exhibit B-1(d)  -    SERI's  Consent pursuant  to
                               Fuel Lease

          Exhibit B-2(d)  -   Supplemental  Instructions
                              pursuant to Trust Agreement.

          Exhibit B-4(d)  -   Secured Note Agreement entered
                              into between RFFC and certain
                              Noteholders.

          Exhibit B-6(d)  -   Letter Agreement executed by
                              SERI.

           Defined terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Application, as amended.

            IN   WITNESS  WHEREOF,  SERI  has  caused   this
certificate to be executed this 20th day of February, 1998.

                                 SYSTEM ENERGY RESOURCES, INC.


                                 By:    /s/ Joseph L. Blount
                                         Joseph L. Blount
                                            Secretary